FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549



     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                     for the period ended December 31, 2002

                          Vannessa Ventures Ltd.
                      Suite 1710, 1040 West Georgia Street
                  Vancouver, British Columbia, Canada V6E 4H1
   Indicate by check mark whether the registrant files  or will  file annual reports under cover Form 20-F or Form 40-F:


                       Form 20-F  X   Form 40-F
                                 ----           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.   Yes          No   X
           -----       -----

[BCSC LOGO]

                                                            QUARTERLY AND
British Columbia Securities Commission                      YEAR END REPORT
                                                            BC FORM 51-901F
                                                           (previously Form 61)

               INCORPORATED AS PART:   x   Schedule A
                                      ---  Schedule B and C
ISSUER DETAILS
--------------
Name of Issuer               For Quarter Ended          Date of Report
---------------------        -----------------          --------------
Vannessa Ventures Ltd.       December 31, 2002            03/02/28


Issuer's Address             Issuer's Fax No.       Issuer's Telephone No.
-------------------------    ----------------       --------------------
1710-1040 West Georgia St.    604-689-8907              604-689-8927
Vancouver, B.C., V6E 4H1

Contact Person               Contact's Position     Contact's Telephone No.
---------------              ------------------     ----------------------
Manfred Peschke              President                  604-689-8927

Contact Email Address        Web Site Address
---------------------        ----------------
vannessa@direct.ca           vannessaventures.com


CERTIFICATE
-----------

Thethree schedules required to complete this Report are attached andthedisclosures contained herein has beenapprovedbythe Board of Directors. A copy of this Report will be provided toany shareholder who requests it.

Director's Signature         Print Full Name       Date Signed
--------------------         -----------------     -----------

MANFRED PESCHKE              MANFRED PESCHKE        03/02/28
--------------------         -----------------     -----------


Director's Signature         Print Full Name       Date Signed
--------------------         ---------------      -----------
GEORGE CHAPEL                GEORGE D. CHAPEL       03/02/28

                             Vannessa Ventures Ltd
                          Consolidated Balance Sheets
                      December 31, 2002 and March 31, 2002
                      (Unaudited - Prepared by Management)


                                                 (in Canadian dollars)
                                                  December    March 31,
                                                  31, 2002      2002
A S S E T S                                     -----------   -----------
Current assets
  Cash and term deposits                       $  1,241,483   $1,422,545
  Accounts receivable                                49,572      104,604
  Prepaid expenses                                   31,685      191,336
                                                -----------   -----------
                                                  1,322,740    1,718,485
Capital assets (Note 4)                             783,168      902,299
Mineral property interests (Note 5)              11,264,047    8,927,531
                                                -----------   -----------
                                               $ 13,369,955  $11,548,315
                                                ===========   ===========
L I A B I L I T I E S
Current liabilities
  Accounts payable (Note 7)                    $    932,437   $1,147,421
  Bank loan                                               -      326,667
                                                -----------   -----------
                                                    932,437    1,474,088
                                                -----------   -----------

S H A R E H O L D E R S'  E Q U I T Y

Share capital (Note 6)                           32,512,245   27,504,745
Contributed surplus (Note 9)                        866,192            -
Deficit                                         (20,940,919) (17,430,518)
                                                -----------   -----------
                                                 12,437,518   10,074,227
                                                -----------   -----------
                                               $ 13,369,955 $ 11,548,315
                                               ============   ===========
APPROVED BY THE DIRECTORS

Manfred Peschke
-------------------------
Manfred Peschke, Director


George Chapel
----------------------
George Chapel, Director

                      - See Accompanying Notes -

                             Vannessa Ventures Ltd
            Consolidated Interim Statement of Operations and Deficit
                  Nine months ended December 31, 2002 and 2001
                      (Unaudited- Prepared by Management)

                                          Nine Month Period Ended      Three Month Period Ended
                                                 December 31,                 December 31
                                           2002           2001          2002           2001
                                         ---------    -----------     ---------   -------------

Administrative expenses
Amortization                               $56,754      $ 24,907       $ 45,585       $ 7,979
Automotive                                   6,032         4,312          1,986         1,576
Bank charges and interest                   10,390        16,820          2,953         8,644
Consulting                                 194,061        75,044         38,876        48,887
Directors' stock compensation
 (Note 2 (k))                              579,140             -         25,180             -
Employee stock compensation
 (Note 2(k))                                65,468             -              -             -
Insurance                                   24,000        14,427          6,500        14,427
Interest                                         -        71,182              -        34,462

Investor relations (Note 8)                584,878       367,378         36,666       178,417
Management fees                             84,960       107,290         28,260        48,070
Office and miscellaneous                    47,579        44,953         14,790        17,006
Office wages and services                   92,283        86,575         25,649         8,952
Professional fees                           74,353        59,312         46,863        33,227
Rent                                        56,975        58,616         18,501        15,839
Telephone                                   36,964        29,296         20,001         8,835
Transfer agent and listing fees             37,761        37,789          7,089        32,703
Travel and accommodation                   116,955       156,407         45,621        16,119
                                         ---------    -----------     ---------   -------------
                                        (2,068,553)   (1,154,308)      (364,520)     (475,143)
                                         ---------    -----------     ---------   -------------
Other items
Impairment charges of
 mineral interests                        (346,289)     (110,759)      (163,649)      (46,448)
Period expenses - Las Cristinas
 (Note 5)                               (1,179,425)            -       (453,896)            -
Interest income                             83,864       125,250          4,418        23,107
                                         ---------    -----------     ---------   -------------
                                        (1,441,850)       14,491       (613,127)      (23,341)
                                         ---------    -----------     ---------   -------------
Loss from operations                    (3,510,403)   (1,139,817)      (977,647)     (498,484)
Deficit - beginning of period          (17,430,516)  (10,997,805)   (19,963,272)  (11,639,138)
                                         ---------    -----------     ---------   -------------
Deficit - end of period               $(20,940,919) $(12,137,622) $ (20,940,919) $(12,137,622)
                                      ============= ============= ============== ==============
Loss per share (Note 2(f))            $     (0.070)   $   (0.025)    $   (0.019)     $ (0.011)
                                      ============= ============= ============== ==============
Weighted average shares outstanding      50,226,258   45,592,680     50,226,258    45,592,680
                                      ============= ============= ============== ==============

                             Vannessa Ventures Ltd.
                     Consolidated Statements of Cash Flows
                  Nine months ended December 31, 2002 and 2001
                      (Unaudited- Prepared by Management))
                                              Nine month period          Three month period
                                                   ended                       ended
                                                 December 31                  December 31
                                             2002         2001            2002           2001
Cash flows provided by (used for):        ---------    ----------      ----------     ---------
  Operating activities
  Loss from operations                 $(3,510,403) $(1,139,817)      $(977,647)    $ (498,484)
  Add: non-cash items
  Amortization                              56,754       24,907          45,585          7,979
  Stock-based compensation                 644,608            -          25,180              -
                                          ---------    ----------      ----------     ---------
  Impairment of mineral                    346,289      110,759         163,649         46,448
  interests
                                        (2,462,752)  (1,004,151)       (743,233)      (444,057)
  Net changes in other non-
  cash operating accounts:
  Accounts receivable                      (55,032)     (16,389)         56,843         (3,224)
  Prepaid expenses                         159,649     (257,718)         39,070         14,015
  Accounts payable                        (214,980)     (30,508)       (173,161)        86,168
                                          ---------    ----------      ----------     ---------
                                       (2,463,051)   (1,308,766)       (820,481)      (347,098)
                                          ---------    ----------      ----------     ---------
Investing activities
  Purchase of capital                       62,377     (196,995)         63,895         20,344
  assets
  Mineral interests (net
  of joint venture                      (2,421,221)  (4,208,908)     (1,018,259)    (2,214,499)
  contributions)                          ---------    ----------      ----------     ---------
                                        (2,358,844)  (4,405,903)       (954,364)    (2,194,155)
                                          ---------    ----------      ----------     ---------
Financing activities
  Shares issued for cash                 4,967,500      155,150       1,000,000              -
  Bank loan                               (326,667)     344,167               -        344,167
                                          ---------    ----------      ----------     ---------
                                         4,640,833      499,317       1,000,000        344,167
                                          ---------    ----------      ----------     ---------
Increase (decrease) in cash               (181,062)  (5,215,352)       (774,845)    (2,197,086)
Cash - beginning of period               1,422,545    7,269,303       2,016,328      4,251,037
                                          ---------    ----------      ----------     ---------
Cash - end of period                    $1,241,483   $2,053,951     $ 1,241,483     $2,053,951
                                         ===========  ===========    ============  ============


     - See Accompanying Notes -

                             Vannessa Ventures Ltd
                   Notes to Consolidated Financial Statements
                      Nine months ended December 31, 2002
                      (Unaudited - Prepared by management)

1.  OPERATIONS

The Company is engaged in the acquisition, exploration and   development of
mineral interests.

Funding for operations is raised primarily through public and private share offerings. Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

The Company maintains both exploration stage and development stage mineral property interests internationally. To continue exploration programs, maintain property interests and bring development projects into commercial production, the Company will need to raise additional funding.

2.  SIGNIFICANT ACCOUNTING POLICIES

    a)  Consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

        All significant inter-company transactions and balances have been eliminated upon consolidation.

    b)  Amortization

        Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

           Aircraft                                  - See below
           Computer equipment                      30% Declining balance
           Computer software                      100% Straight line
           Mining equipment                        20% Declining balance
           Office furniture and equipment          20% Declining balance
           Vehicles                                30% Declining balance

        Assets are amortized at one-half these rates in the year of acquisition.

        Aircraft amortization is based on life-time expiry costs for aircraft components.

Amortization of capital assets dedicated to specific mineral property development programs is charged at the above rates and methods and capitalized to the related mineral property until such time as commercial production occurs. Upon commercial production, dedicated assets are amortized either over their useful life or on a units of production basis.

    c)  Foreign exchange

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the period.

Realized gains and losses from foreign currency transactions are charged to income in the period.

Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

    d)  Mineral property interests

The Company is in the process of exploring and developing its mineral property interests. None of the Company's mineral property interests have reached a stage of commercial production.

Costs incurred for exploration and development are capitalized together with the cost of acquisition until such time as a property is in commercial production, sold or abandoned.

Capital assets which are dedicated to specific properties are capitalized together with the property to which they relate.

Carrying values as reported on the balance sheet may not necessarily, nor are they intended to, reflect present or future value. Recovery of costs is dependent upon future commercial success or proceeds from disposition of the mineral interests.

The Company holds all of its mineral property interests outside of Canada. Exploration and development expenditures are deferred and are charged to a specific mineral properties if identifiable. Where an area of interest is defined encompassing multiple properties with common geographical and exploration characteristics, costs are prorated on a systematic basis over the properties in the identified area. Where a specific interest within an area of interest is abandoned, the accumulated acquisition and deferred costs relating to that interest are either reallocated to the remaining interests in the area or written off directly if identifiable.

The Company reviews the carrying value of its mineral property interests on a periodic basis for impairment. If an entire area of interest is abandoned or sold, all of the costs associated with the area are written off. Proceeds on dispositions of partial mineral interests and recoveries from bulk sampling during exploration are credited as a reduction of carrying costs. No profit or loss is realized until all of the related costs have been offset by disposition proceeds. If a mineral property or area is placed into commercial production, accumulated costs to production will be amortized on the units of production method.

    e) Administrative costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred. f) Loss per share Loss per share is calculated on the basis of the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented as it would be anti-dilutive.

    g)  Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management's estimate of net recoverable value. The recorded amount may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

    h)  Financial instruments

The Company holds short-term interest bearing term deposits with interest at current market rates. Accordingly, the fair market value of these investments are approximately their carrying amount.

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

    i)  Risk management

The Company's largest non-monetary assets are its mineral property interests in Brazil, Costa Rica, Guyana and Venezuela.

The Company could accordingly be at risk for foreign currency fluctuations and developing legal and political environments.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries. The Company relies on its own, local, and independent consultants for the management of its exploration activities and for legal and accounting matters.

    j)  Future income taxes


The liability method of tax allocations is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met, no future income tax asset has been recorded in these financial statements.


    k)  Stock based compensation

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method. Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002. The fair value of options issued in the period was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.21%; dividend yield of 0%; a volatility factor of 45.75%; and expected option life of 5 years.

    l) Included in cash is an amount of $95,000 held by the bank as a guarantee in favour of the Guyana Geology and Mines Commission. The guarantee expires on September 21, 2002.

3.  BUSINESS COMBINATION

On July 13, 2001, the Company acquired all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.) (See
Note 4(d)(iv) The sole asset of VV is a 95% owned Venezuelan subsidiary, Minera de Las Cristinas S.A. ("Minca").

The current board of directors of Minca is comprised of three members representing Vannessa and two members representing Corporacion Venezolana de Guayana ("CVG"). The acquisition was accounted for at cost using the purchase method. No minority interest has been recorded as Minca is in a deficit position. The operations of the acquired subsidiaries have been included in these consolidated financial statements from the date of acquisition July 13, 2001 to December 31, 2002.

Full disclosure of details relating to this business combination is included in notes to the audited consolidated financial statements for the Company's fiscal year ended March 31, 2002. (See Note V)

                                                                     March
                                    December 31, 2002                 31
                                             $                       2002
                                    -------------------------       -------
                                    Cost   Accumulated    Net         Net
                                           Amortization
    Assets in use:              -------------------------------------------
    Computer equipment             42,977    27,124     15,853       17,394
    Computer software              32,141    29,443      2,698       10,793
    Office furniture  and         193,531   110,045     83,486       96,468
    equipment
    Mining equipment              908,452   616,031     292,421     293,815
    Automotive equipment          287,644   176,794     110,850     136,273
                                -------------------------------------------
                                1,464,745   959,437     505,308     554,743
    Assets not in use:          -------------------------------------------
    Aircraft                      118,497    40,000      78,497     118,497
    Mining equipment              199,363         -     199,363     199,363
    Automotive equipment                -         -           -      29,696
                                -------------------------------------------
                                  317,860    40,000     277,860     347,556
                                -------------------------------------------
                                1,782,605   999,437     783,168     902,299
                                ===========================================

Amortization of certain mining equipment and vehicles has not been recorded in the current period as they were not put into use. Assets not in use are being held for future use. The aircraft, although not in use, has been amortized in accordance with lifetime expiry costs for aircraft components. Management is of the opinion net recoverable value of these assets exceeds carrying value.

5. MINERAL PROPERTY INTERESTS

The Company has capitalized the following amounts in relation to its mineral property interests:

                                                               March 31
                                      December 31, 2002          2002
                                             $                     $
                                  ---------------------------------------   ---------
                                  Acquisition  Exploration       Total       Total
                                     costs     expenditures
                                  -----------  ------------   ------------  ---------
    a  Brazil)
       i  Parima)                     40,657       69,768         110,425      40,657
       Less: impairment                    -      (69,768)        (69,768)          -
                                  -----------  ------------   ------------  ---------
                                      40,657            -          40,657      40,657
                                  -----------  ------------   ------------  ---------
    b  Costa Rica)
       i  Industrias Infinito)     2,099,873    2,577,461       4,677,333   3,568,225
       ii)  Cutris, Alajuela          43,731            -          43,731      43,731
                                  -----------  ------------   ------------  ---------
                                   2,143,604    2,577,460       4,721,064   3,611,956
                                  -----------  ------------   ------------  ---------
    c)  Guyana
       i)  Maple Creek Mine
           Development             4,793,136            -       4,793,136   3,909,739
          Less: contributed
          by joint venturer       (2,999,304)           -      (2,999,304) (2,999,304)
                                   1,793,832            -       1,793,832     910,435
                                  -----------  ------------   ------------  ---------
       ii)  Potaro concessions        54,378    2,854,670       2,909,048   2,736,941
                                  -----------  ------------   ------------  ---------
       iii)  Marudi Mountain         124,000      614,637         738,637     526,626
                                  -----------  ------------   ------------  ---------
          Less: contributed
          by joint venture partner         -     (120,840)       (120,840)          -
                                  -----------  ------------   ------------  ---------
                                     124,000      493,797         617,797     526,626
                                  -----------  ------------   ------------  ---------
       iv)  South Guyana             218,557      452,937         671,494     590,761
            concessions           -----------  ------------   ------------  ---------
                                   2,190,767    3,801,404       5,992,171   4,764,763
                                  -----------  ------------   ------------  ---------
    d)  Venezuela
       i)  La Fe                     563,628      721,693       1,285,321   1,209,442
       ii)  Yuruan                   123,415      444,454         567,869     487,205
       iii)  Kilometre 88            215,208      622,084         837,292     720,142
                                  -----------  ------------   ------------  ---------
                                     902,251    1,788,231       2,690,482   2,416,789
       Less: impairment             (402,251)  (1,788,231)     (2,190,482) (1,916,789)
                                  -----------  ------------   ------------  ---------
                                     500,000           -          500,000     500,000
       iv)  Las Cristinas             10,155           -           10,155      10,155
                                  -----------  ------------   ------------  ---------
                                     510,155           -          510,155     510,155
                                  -----------  ------------   ------------  ---------
                                   4,885,183   6,378,864       11,264,047   8,927,531
                                  ===========  ============   ============  =========

    a  Brazil)

       i  Parima)

The Company entered into an agreement in October, 1996 for the acquisition of up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement. The 15 concessions are situated in a region currently closed to mining.

The Brazilian government lifted certain mining restrictions and state government institutions are in the process of changing their laws to accommodate mining activity. The Company, together with the Vendor, will endeavour to secure necessary mining and development permits. Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Serra Parima region of the State of Roraima.

As at the period end, the region is still closed to mining.

    b)  Costa Rica
       i)  Crucitas Gold Project

       In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions in the Crucitas Gold Project located in northern Costa Rica.

       Consideration for the acquisition was as follows:

             A cash payment of $25,000 (paid)             $   25,000

             Issuance  of 250,000 common shares  of  the
             Company  at  a  price of  $1.15  per  share     287,500
             (issued)

             Payment  of certain payables of the  vendor
             not exceeding $499,606 U.S.                     619,976

             Assumption  of the vendor's requirement  to
             pay  staged acquisition payments  totalling
             $1,000,000  U.S.  payable  in  five  annual
             instalments of $200,000 U.S. with  interest     930,000
             on the outstanding amount calculated at 6% semi-annually. Paid to date $700,000 U.S.
             (See Note 9).

Interest paid to date                                        121,771

             Payment of a finder's fee of 80,000  common
             shares  of the Company at a price of  $1.15      92,000
             per share (issued)

             Legal and other fees relating to the             23,626
             acquisition


             Payment of a net smelter royalty of 1% on
             all production from start-up to a maximum             -
             of $20-million U.S. and $3-million U.S. to
             the vendors                                 ------------
                                                         $ 2,099,873
                                                         ============

The Company has developed the property to a stage where full production is intended. The Company, is awaiting receipt of an environment permit. On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The proposed decree states any rights legally acquired prior to the proposed decree will be respected. The Company holds exploitation rights with approvals prior to the proposed decree. In October 2002, the Supreme Court of Costa Rica confirmed Vannessa's Crucitas project is exempt from the proposed legislation prohibiting open pit mining.

    ii)  Cutris, Alajuela

In February, 2002 an agreement was signed by the Company's wholly owned subsidiary, Industrias Infinito, S.A. for an option to acquire three properties for a total price of $550,000 US. The agreement required Infinito to pay a non-refundable deposit of $43,731 ($27,500 US). The properties are located in Cutris, in the province of Alajuela totaling approximately 412 hectares in size.

    c)  Guyana

    i)  Potaro District

       Maple Creek Mine Development

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000), as follows:

To develop and mine two of the Company's properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. ("Vanarde");

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

The joint venture partner ("JVP") agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure. JVP has the right to acquire 100% of all diamonds recovered at values appraised independently;

The Company and JVP agree to the initial distribution of net profits as to 60% to JVP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested; After the threshold of $2.2 million U.S. has been paid to JVP, the net profits of Vanarde will be distributed according to respective shareholdings;

The Company's joint venture partner has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.;

Pursuant to this agreement, advances totalling $2,999,304 Cdn. have been received from the joint venture partner, net of finders' fees. This advance was designated to acquire specific capital assets and to undertake exploration programs. Accordingly, for accounting purposes, capital assets acquired have been allocated to the mine development and advances have been recorded as a recovery of exploration and development expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture partner of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

     Potaro concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

          45 permits and concessions for $29,000 U.S. (Paid) $  42,828
          Finder's fee of 15,000 common shares at a price       11,550
          of $0.77 per share (issued)                        ---------
                                                             $  54,378

    ii)  Marudi Mountain

In December 1998, the Company signed a letter of agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.

       Consideration for the acquisition is as follows:

          100,000 common shares on signing of agreement      $  40,000
          (issued)

          200,000 common shares at a price of $0.40 per         80,000
          share (issued)

          Providing the agreement continues in good standing, the Company will issue 50,000 shares annually to the vendor for a maximum of five years

          A finder's fee of 10,000 shares at a price of         4,000
          $0.40 per share (issued)

          A commitment to keep the interest in good              -
          standing

          Assumption of the vendor's net profit
          participation obligation when the interest goes        -
          into production

          $10.00 U.S. per ounce of gold production               -
                                                             $  124,000
                                                             ==========
    iii)  South Guyana concessions

Effective October, 1998, the Company through its wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right for two years to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana encompassing approximately five million acres. The survey has ended and management has determined to apply for three prospecting licenses known as Paint Mountain, Essequibo North, and Essequibo South.

Non-refundable fees paid for the granting of the initial reconnaissance rights totaled $218,557 ($150,000 U.S.). These fees have been capitalized as acquisition costs for prospecting licenses.

Management feels there has been no impairment in the carrying value of acquisition costs and expenditures.

    d)  Venezuela

    i)  La Fe

In agreements dating from January 1994 through October 1995, a subsidiary of the Company acquired the mining rights and license for the gold and diamond deposits in the area known as La Fe located in Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          100,000 common shares at $0.60 per share (issued)   $  60,000
          Cash paid                                             445,000
          Land survey fees paid                                  40,620
          A finder's fee of 200,000 shares at a price of         32,000
          $0.16 per share (issued)
          Less: recoveries                                      (13,992)
                                                              ----------
                                                              $  563,628
                                                              ==========
    ii)  Yuruan

In April 1997, the Company entered into an agreement for the acquisition of the mining license for the Yuruan Concession located in the Kilometre 88 District, Venezuela.

       Consideration for the acquisition was as follows:

          Cash per letter agreement                          $   65,000
          Costs incurred to maintain legal standing              58,415
                                                             ----------
                                                             $  123,415
                                                             ==========
    iii)  Kilometre 88

In June 1999, the Company entered into a purchase agreement to acquire 100% of all the shares of four companies which own 100% of 18 mineral concessions located in the Kilometre 88 District, Bolivar State, Venezuela.

       Consideration for the acquisition was as follows:

          250,000 common shares at a price of $0.75 per      $  187,500
          share (issued)
          Cash $50,000 U.S. (paid)                               74,524
          Other net assets recovered                            (46,816)
                                                             -----------
                                                             $  215,208
                                                             ===========
    ii)

The vendor retains a 10% carried interest in the mining rights to the properties up to feasibility and on completion of the feasibility study, the vendor will have the option to participate in the development of a mine by paying for 10% of the development cost, or to convert its interest to a 3.5% net smelter return. The Company has the option to purchase the residual interest held by the vendor for $3.00 U.S. per ounce from production provided the Company exercises its option within 180 days of completion of the feasibility study.

The Company has grouped properties i), ii) and iii) as an area of interest. In the prior year, after review of company plans and Venezuelan operations, management recorded an impairment charge reducing the carrying value of the three concessions to an estimated recoverable value of $500,000 Cdn.

    iv)  Las Cristinas

       Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. ("VV") (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc. VV owns 95% of the shares of Minera Las Cristinas C.A.
 ("Minca").

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana ("CVG"), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela. CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity. Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Vannessa has pledged the shares of VV under a collateral mortgage to Placer Dome in support of obligations in respect of the revenue interest and repurchase options to Placer Dome. Consideration under the agreement for the purchase of VV was $100 U.S. (see Note 2) including certain back in rights to Placer Dome (see below).

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Placer Dome Inc., through its subsidiaries had, since 1999 principally, funded Minca to conduct extensive exploration and development programs to identify gold reserves, develop mining feasibilities and development programs for the concessions. Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are expensed as period expenses. Expenses incurred in the period were as follows:

          General administration         $ 439,516
          Legal                            310,348
          Stock compensation                55,396
          Public relations                 105,559
          Rent, utilities and taxes         99,248
          Office and miscellaneous          97,395
          Vehicle and transportation        71,963
                                       $ 1,179,425

       Title dispute and legal proceedings

In July 2001, CVG notified Placer Dome it did not recognize the transfer alleging such transfer was not permitted under Minca's charter and agreements between CVG and Minca without CVG's consent.

Minca has replied to CVG alleging no breach of agreement. Since August 2001, CVG board members have refused to recognize Vannessa's status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, CVG took possession of the properties. A number of legal applications, proceedings and jurisdiction disputes have arisen between the Vannessa, CVG and government authorities over concessions including prior and continuing claims over title by an unrelated company Inversora Mael C.A. ("Mael") to the rights for concessions 4 and 6. Minca is claiming: i) CVG and other government authorities had no basis contractually or in law to cancel Minca's rights to the concessions without an independent arbitration process
ii) Certain decrees, court applications and government decisions to extinguish Minca's rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status. iii) It has or should have continuing rights to the concessions including concessions 4 and 6.

The Company has retained legal counsel locally and internationally to initiate proceedings and protect its claim for rights to the concessions. As at the date of the audit report, legal proceedings and applications in process in relation to Minca's rights to the concession include: On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision made by CVG to cancel Minca's rights to the concessions. On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible. The Court ratified and acknowledged the parties' obligations to submit to the mechanisms provided under the contract to settle any dispute arising in connection with the mining contract by mutual agreement or arbitration which is guaranteed under Article 258 of the Venezuelan Constitution. Minca appealed this decision to the Supreme Court of Justice. As at December 31, 2002 a decision on the appeal had not been rendered.

On March 6, 2002 the Venezuelan Ministry of Energy and Mines ("MEM") issued resolution #035 to re-assume full rights over ownership of the extinguished Las Cristinas gold concessions. Also, on March 2, 2002 MEM issued resolution #036 to extinguish Minca's concessions for alluvial and vein copper

On March 25, 2002 Minca filed a petition for annulment against the resolution canceling the copper concessions. On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution # 036. As at December 31, 2002, MEM has not decided on the appeal.

On May 2, 2002 Minca judicially notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement. The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.

On May 3, 2002 Minca filed a judicial appeal to nullify the appeal decision relating to the CVG declarations. This claim was admitted on June 19, 2002 for future hearing. As at December 31, 2002, the appeal had not been heard. On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic. The decree granted to the National Executive through MEM the mining rights to the Las Cristinas region. On May 3, 2002 Minca filed an appeal to the Supreme Court to annul resolution #035 in respect of Minca's mining rights to the concessions. As at December 31, 2002, the Supreme Court of Justice had not issued a ruling on the appeal. On May 13, 2002 Minca filed before the Supreme Court against the resolution of the MEM revoking the Las Cristinas gold concessions from CVG.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree. As at December 31, 2002, the appeal had not been heard.

On May 30, 2002 Minca filed before the Supreme Court of Justice a request to formally resort to arbitration, and Vannessa filed with the Foreign Affairs Ministry a formal petition to initiate a procedure of dispute resolution to establish a Bilateral Agreement for Promotion and Protection of its investment.

On June 18, 2002 the Political Administrative Chamber of the Supreme Court of Justice issued the admission of the Nullity Claim filed by Minca against the Presidential decree No. 1.757 of April 29, 2002 in which the National Executive reserved the area of "Las Cristinas".

Substantial uncertainty exists as to the ultimate resolution of Minca's rights and title issues. There also is considerable uncertainty as to the scope of future costs and as to the ultimate outcome of the disputes.

Management and legal counsel are of the opinion the actions taken to extinguish Minca's rights and status in respect of the concessions was taken inappropriately, and that Minca will successfully regain its rights and title. The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may create further impediments to expeditious resolution of these issues.

6.  SHARE CAPITAL

                                      December 31, 2002            March 31, 2002
                                         #           $             #            $
                                       shares                   shares
                                    ---------   ----------    -----------  ----------
Authorized
 100,000,000 common shares
 without par value
 Issued
      Beginning  of period         47,643,853   27,504,745    46,123,473   26,070,795
      Private placement  a)         5,665,493    4,312,500       780,000      780,000
      Options exercised  b)           757,500      726,000       717,500      633,950

      Finder's fee       c)                 -      (71,000)            -            -
      Mineral properties d)           100,000       40,000        50,000       20,000
      Escrow shares cancelled               -            -       (27,120)           -
                                    ---------   ----------    -----------  ----------
      End of period                54,166,846   32,512,245    47,643,853   27,504,745
                                   ==========   ==========    ===========  ==========


    During the year the Company issued the following shares:

a) Pursuant to non-brokered private placements, 5,665,493 units were issued at prices ranging between $0.50 to $2.00 per share. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at prices ranging between $0.55 to $1.06 per share.

b) Stock options totaling 757,500 were exercised at prices ranging between $0.95 and $0.96 per share.

c) A finder's fee was paid to a non-related third party.

d) Pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, 100,000 common shares were issued to the vendor at a price of $0.40 per share.

During the period, the Company entered into transactions relating to stock options and warrants as follows:

                                     Options       Warrants
                                    ---------    ----------
    Balance, beginning of period    2,117,500      780,000
    Granted during the period       1,660,000    5,665,493
    Exercised                        (757,500)           -
    Expired                          (775,000)           -
                                    ---------    ----------
    Balance, end of period          2,245,000    6,445,493
                                    =========    ==========

As at period end, the Company had share purchase options outstanding to directors and employees as follows:

                              Outstanding    Exercise price      Expiry date
                              -----------    --------------   -----------------
                              150,000       $0.98 per share       April 1, 2004
                              220,000       $0.96 per share        May 17, 2005
                              215,000       $0.95 per share       July 24, 2006
                            1,610,000       $0.95 per share        July 4, 2007
                               50,000       $0.50 per share   December 13, 2007
                            ---------
                            2,245,000
                            =========


7.  RELATED PARTY TRANSACTIONS

Accounts payable includes amounts due of $83,691 (March 31,2002 - $17,100) to companies controlled by two Directors of the Company.

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $248,328 (December 31, 2001 - $240,426) from companies in which two Directors have an interest.

The above total expense includes a management agreement entered into on April 1, 1999 with a company controlled by a Director for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela at $11,375 U.S. per month. The agreement continues from year to year until such time as notice of termination is given by either party.

Related party transactions have been recorded at their exchange  amount.

8.  INVESTOR RELATIONS

    During the period, the Company incurred the following expenditures relating to investor relations:

    Investor relations contract     $ 509,210
    Miscellaneous                      75,668
                                    ---------
                                    $ 584,878
                                    =========

    Effective July 1, 2002, all existing investor relations contracts expired and were not renewed.

9.  CONTRIBUTED SURPLUS

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires all stock- based awards made to non-employees and employees be measured and recognized using a fair value based method. Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.

In the period, the Company granted 1,720,000 stock options to directors and employees. Options totaling 60,000 expired during the period. Using a fair value based method, the stock options granted have been valued at $0.5036 per option for a total value of $866,192. The fair value of options issued in the period was determined using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.21%; dividend yield of 0%; a volatility factor of 45.75%; and expected option life of 5 years.



10. SEGMENTED INFORMATION
                                              December 31,      March 31,
                                                 2002             2002
                                              ------------    ------------
Identifiable assets by geographic
 location:

         Canada                              $  1,449,521     $ 1,687,800
         Brazil                                    66,621         100,744
         Costa Rica                             5,008,090       3,989,746
         Guyana                                 6,251,948       5,059,150
         Venezuela                                593,775         710,875
                                              ------------    ------------
                                            $  13,369,955    $ 11,548,315
                                            =============    ============

11. COMMITMENTS

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with current presentation

13. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared using Canadian Generally Accepted Accounting Principles ("GAAP") which do not differ materially from United States GAAP with respect to accounting policies and disclosures in these financial statements except as set out below:

a) Under U.S. GAAP deferred exploration costs and acquisition costs which have been deferred in the accounts under Canadian GAAP would be recorded as period expenses where full unrestricted exploitation or extraction rights are not established or if the Company is not able to determine value for purposes of performing an impairment analysis. The Company has not established or applied for full exploitation rights on mineral interests nor are mineral interests sufficiently advanced to determine value. Accordingly, for U.S. GAAP purposes the costs deferred under Canadian GAAP have been expensed in the periods incurred. Capital assets dedicated to exploration and development activities are categorized under Mineral Property Interests and are capitalized for U.S. GAAP purposes. If accounting principles generally accepted in the United States were followed, the effect on the consolidated statement of operations, balance sheet items, and statement of cash flows would be:

Statement of Operations
 Net loss - Canadian GAAP                   (3,510,403)    (1,139,817)       (599,463)
 Adjustment for deferred
  exploration costs                         (1,453,117)    (2,939,810)     (8,473,674)
Net loss - U.S. GAAP                        (4,963,520)    (4,079,627)     (9,073,137)
Weighted average number
 of shares outstanding - U.S. GAAP          49,615,879     46,231,364      31,625,251
     Loss per share  - U.S. GAAP                 (0.10)         (0.09)          (0.29)
Balance Sheet items
Shareholders' equity - Canadian GAAP        12,437,518     14,088,323      12,177,352
Adjustment for deferred
 exploration costs                          (6,470,910)    (8,440,683)    (10,363,465)
     Shareholders' equity - U.S. GAAP        5,966,608      5,647,640       1,813,887
Resource property
 interests - Canadian GAAP                  11,264,047     11,007,092      10,363,465
Adjustment for deferred exploration         (6,470,910)    (8,440,683)    (10,363,465)
Resource property interests - U.S. GAAP      4,793,137      2,566,409               -

b) 637,499 common shares are held in escrow. Under the listing terms of the Canadian Venture Exchange, initial escrow shares were issued at $0.01 per share. Since the initial issue of escrow shares, the Company has undergone share rollbacks and escrow shares have been transferred from parties no longer associated with the Company. Information relating to the computation of appropriate compensation expense under U.S. GAAP is not readily available and has not been determined. Management feels the amount of such past compensation expense would not be material or relevant to these financial statements given the restructuring history of the Company since inception and initial issuance of the escrow shares. Escrow shares are subject to escrow until certain conditions have been met. Under U.S. GAAP, the release of the escrowed shares may be deemed to be a form of compensation, and the Company would recognize under U.S. GAAP compensation expense in an amount equal to the difference between the amount paid for the shares and the fair value of the shares on the date they became releasable from escrow. The amount of the compensation expense, if any, cannot be determined at this time.

c) Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied. Accordingly, such shares are excluded from the computation of the weighted average of shares outstanding.


                             VANNESSA VENTURES LTD.
                      NINE MONTHS ENDED DECEMBER 31, 2002
                     SCHEDULE B:  SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: Schedule attached.

2. Related party transactions:

   See Financial Statements (Note 7)

3. Summary of securities issued and options granted during the year:

   a)   Securities issued during the period:  Schedule attached

   b) Options granted during the period were as follows: Schedule attached

4. Summary of securities as at the date of this report:

   a) See financial statements (Note 6)
   b) See financial statements (Note 6)
   c) See financial statements (Note 6)
   d) See financial statements (Note 6)

5. Names of the directors and officers as at the date of this report:

   d) List of directors: List of Officers:

      George Chapel      Manfred Peschke, President
      Lorne Gordon       George Chapel, Secretary
      Vern Hall
      John Thomas
      Manfred Peschke
      Erich Rauguth

Vannessa Ventures Ltd
Schedule B: Supplementary Information
Analysis of deferred exploration costs
For the nine months ended December 31, 2002
(Unaudited - prepared by management)

                                                  December 31         Current        March 31
                                                     2002           expenditures      2002
                                                      $                  $              $
                                                  -----------       ------------     ---------
VENEZUELA
a)     La Fe
       -----
     Acquisition costs                            563,628                  -          563,628
     Deferred exploration expenditures:
          Bonding costs                            18,042                  -           18,042
          Geological consulting                   165,497                  -          165,497
          Camp and security                       270,566             31,750          238,816
          Field office administration             252,142             41,476          210,666
          Project assembly                         14,649                 785           13,864
          Transportation                           13,575               1,800           11,775
          Travel                                   45,655                  68           45,587
                                                  780,126              75,879          704,247
          Less recoveries from samples            (58,433)                  -          (58,433)
                                                  721,693              75,879          645,814
                                                1,285,321              75,879        1,209,442
b)     Yuruan
       ------
     Acquisition costs                            123,415                  -           123,415
     Deferred exploration expenditures:
          Consulting                               45,467                  -            45,467
          Drilling and assays                     235,853             35,888           199,965
          Field office administration             100,728             43,923            56,805
          Supplies                                 59,259                  -            59,259
          Travel                                    3,147                853             2,294
                                                  444,454             80,664           363,790
                                                  567,869             80,664           487,205
c)     Kilometre 88
      -------------
     Acquisition costs                            215,208                   -           215,208
     Deferred exploration expenditures:
          Camp maintenance                         11,057              11,057                 -
          Contractors                              67,896                 392            67,504
          Drilling and assays                     101,868                   -           101,868
          Field office administration             162,951              47,291           115,660
          Rentals                                  21,527               3,124            18,403
          Security                                113,646              22,842            90,804
          Stock compensation                       20,144              20,144                 -
          Transportation                           12,300              12,300                 -
          Wages                                   110,695                   -           110,695
                                                  622,084             117,150           504,934
                                                  837,292             117,150           720,142
     Total: La Fe / Yuruan / Kilometre 88       2,690,482             273,693         2,416,789
     Less: impairment                          (2,190,482)           (273,693)      (1,916,789)
                                                  500,000                   -           500,000
d)     Las Cristinas
       -------------
     Acquisition costs                             10,155                   -            10,155
     Total - Venezuela                            510,155                   -           510,155

BRAZIL
a)     Parima
       ------
     Acquisition costs:                            40,657                   -            40,657
     Deferred exploration expenditures:
          Geophysics and geochem                    3,326                   -             3,326
          Field office administration              18,829              13,250             5,579
          Legal fees                               11,700              11,700                 -
          Reports and technical studies             1,861                  -              1,861
          Vehicle                                  29,695             29,695                  -
          Travel and transportation                 4,357              4,357                  -
                                                   69,768             59,002             10,766
          Less: impairment                        (69,768)           (59,002)
(10,766)
                                                        -
    Total - Brazil                                 40,657                  -             40,657

GUYANA
a)     Potaro district
       ---------------
     Maple Creek Mine Development
          Mine development                      1,859,344            813,896          1,045,448
          Stock compensation                       55,396             55,396
          Machinery & equipment                 1,763,467             16,486          1,746,981
          Mining plant                          1,050,183             23,864          1,026,319
          Vehicles                                 64,746            (26,245)            90,991
                                                4,793,136            883,397          3,909,739
Less: contributed by joint venture partner     (2,999,304)                 -        (2,999,304)
                                                1,793,832            883,397            910,435
     Potaro concessions
          Acquisition costs                        54,378                  -             54,378
          Deferred exploration expenditures:
               Amortization                        69,522                  -             69,522
               Camp and supplies                  545,495             36,301            509,194
               Geological consulting              192,135             16,860            175,275
               Equipment rental                    13,587                  -             13,587
               Field work                       1,159,142             19,619          1,139,523
               Filing fees, permits and licenses  157,256              1,832            155,424
               Exploration management             405,423             36,307            369,116
               Travel and accommodation           56,436              2,380             54,056
               Royalties                            6,824                  -              6,824
               Stock compensation                   5,036              5,036
               Freight and transportation          96,045             12,031             84,014
               Wages and administration           224,195             41,741            182,454
                                                2,931,096            172,107          2,758,989
Less: recovery from sale of bulk samples         (117,596)          -       (117,596)
                                                2,813,500            172,107          2,641,393
          Inventory of bulk samples                41,170                  -             41,170
                                                2,854,670            172,107          2,682,563
                                                2,909,048            172,107          2,736,94
b)     Marudi Mountain
       ---------------
     Acquisition costs                            124,000             40,000             84,000
     Deferred exploration
          Exploration management                  101,350             15,810             85,540
          Camp and supplies                        31,968             31,968                  -
          Field offce administration               25,805             25,805                  -
          Field work                              258,657             10,459            248,198
          License fees                            143,208             34,320            108,888
          Road clearing                            47,602             47,602                  -
          Stock compensation                        5,036              5,036                  -
          Vehicle and transportation                1,011              1,011                  -
                                                  614,637            172,011            442,626
Less: conributed by joint venture partner        (120,840)          (120,840)                 -
                                                  493,797             51,171            442,626
                                                  617,797             91,171            526,626
c)     South Guyana Concessions
     Acquisition costs                            218,557                  -            218,557
     Deferred exploration costs
          Exploration management                  100,590             15,050             85,540
          Permits and filing fees                 265,696             30,550            235,146
          Geochem and physics                      86,651             35,133             51,518
                                                  452,937             80,733            372,204
                                                  671,494             80,733            590,761
     Total - Guyana                             5,992,171          1,227,408          4,764,763

COSTA RICA
     Industrias Infinito
     -------------------
     Acquisition costs                          2,099,873            363,451          1,736,422
     Deferred exploration costs
          Amortization                            180,824                  -            180,824
          Audit fees                                9,360              9,360                  -
          Geological consulting                   609,685             37,179            572,506
          Contractors                             160,676             66,442      94,234
          Environmental mining plan license       208,919            208,919                  -
          Equipment rental                         47,265                  -             47,265
          Camp and supplies                       303,775             61,653            242,122
          Field office administration             297,958            150,152            147,806
          Equipment and camp maintenance           51,786             24,257             27,529
          Property option payment                  13,750             13,750                  -
          Stock compensation                       15,108             15,108                  -
          Travel and accomodation                  32,232              5,791             26,441
          Taxes                                    57,427                 -              57,427
          Telephone                                30,760             3,125          27,635
 Transportation and freight                       122,573             37,270             85,303
          Wages                                   435,362            112,651            322,711
                                                2,577,460            745,657          1,831,803
                                                4,677,333          1,109,108          3,568,225
     Cutris, Alajuela
     ----------------
          Acquisition cost                         43,731                  -             43,731
     Total - Costa Rica                         4,721,064          1,109,108          3,611,956
TOTAL MINERAL INTERESTS                        11,264,047          2,336,516          8,927,531

                             Vannessa Ventures Ltd.
                     Schedule B - Supplementary Information
                          Summary of Securities Issued
                      Nine months ended December 31, 2002

                                   Date of     Shares     Price      Proceeds   Issued for
                                   issue         #          $            $      Cash   Non-cash
                                 ---------   ----------  -------    ---------- ------  --------
Balance - March 31, 2002                     47,643,853             27,504,745
                                 ---------   ----------  -------    ---------- ------  --------
Non-brokered private placement:
          Common shares          12-Jun      300,000    2.00        600,000   600,000
                                         --------------  ------- ---------- ---------  --------
     Stock options:
          Common shares          17-Apr       10,000    0.95          9,500     9,500
          Common shares          23-Apr       10,000    0.96          9,600     9,600
          Common shares          5-May        10,000    0.96          9,600     9,600
          Common shares          16-May       20,000    0.95         19,000    19,000
          Common shares          17-May       50,000    0.95         47,500    47,500
          Common shares          17-May      150,000    0.98        147,000   147,000
          Common shares          17-May       50,000    0.95         47,500    47,500
          Common shares          17-May       50,000    0.96         48,000    48,000
          Common shares          23-May       10,000    0.96          9,600     9,600
          Common shares          23-May       10,000    0.95          9,500     9,500
          Common shares          24-May       80,000    0.96         76,800    76,800
          Common shares          29-May       10,000    0.95          9,500     9,500
          Common shares          5-Jun        15,000    0.95         14,250    14,250
          Common shares          5-Jun         7,500    0.96          7,200     7,200
          Common shares          18-Jun       20,000    0.96         19,200    19,200
          Common shares          28-Jun        5,000    0.95          4,750     4,750
                                         --------------  ------- ---------- ---------  --------
                                             507,500                488,500   488,500
                                         --------------  ------- ---------- ---------  --------
Balance - June 30, 2002                   48,451,353             28,593,245 1,088,500        -
                                         --------------  ------- ---------- ---------  --------
     Stock options:
          Common shares          27-Sep     250,000     0.95        237,500   237,500
                                         --------------  ------- ---------- ---------  --------
                                            250,000                 237,500   237,500
                                         --------------  ------- ---------- ---------  --------
     Private placement
          Common shares          12-Jul   1,700,000     0.90      1,530,000 1,530,000
          Common shares          15-Jul     100,000     0.71         71,000    71,000
          Common shares          16-Aug     100,000     0.71         71,000    71,000
          Common shares          30-Aug     800,000     0.71        568,000   568,000
          Common shares          27-Sep     665,493     0.71        472,500   472,500
                                         --------------  ------- ---------- ---------  --------
                                          3,365,493               2,712,500 2,712,500
                                         --------------  ------- ---------- ---------  --------
     Less: finder's fee                           -                 (71,000)  (71,000)
                                         --------------  ------- ---------- ---------  --------
Balance - September 30, 2002             52,066,846              31,472,245 3,967,500        -
                                         --------------  ------- ---------- ---------  --------
     Private placement
          Common shares
                                13-Dec    2,000,000     0.50      1,000,000 1,000,000
     Property
          Common shares         13-Dec      100,000     0.40         40,000    40,000

Balance - December 31, 2002              54,166,846              32,512,245 4,967,500   40,000
                                         ==========     ======== ========== =========  =======

VANNESSA VENTURES LTD.
Schedule B: Supplementary Information.
Stock options granted.
Nine months ended December 31, 2002

Stock options granted in July 2002 were as follows:

                                             Exercise                Expiry
Optionee                 # options           price                   date
-------------------      ---------           ---------              --------
George Chapel             100,000            $    0.95           July 4, 2007
Jennifer Falconer          10,000            $    0.95           July 4, 2007
Anis Ardekany             200,000            $    0.95           July 4, 2007
Lorne Gordon              100,000            $    0.95           July 4, 2007
Vern Hall                 100,000            $    0.95           July 4, 2007
Nestor Hernandez           20,000            $    0.95           July 4, 2007
Eric Lavarack              60,000            $    0.95           July 4, 2007
Patricia Navarro           40,000            $    0.95           July 4, 2007
Esther Park                10,000            $    0.95           July 4, 2007
Manfred Peschke           300,000            $    0.95           July 4, 2007
Mark Peschke               60,000            $    0.95           July 4, 2007
Erich Rauguth             300,000            $    0.95           July 4, 2007
Rene Gay Pola              20,000            $    0.95           July 4, 2007
Mariana Almeida            40,000            $    0.95           July 4, 2007
Luis Rojas                 30,000            $    0.95           July 4, 2007
Alonso Tovar               20,000            $    0.95           July 4, 2007
Diwanti Janki              10,000            $    0.95           July 4, 2007
Stephen Lamazon            20,000            $    0.95           July 4, 2007
Jesus Carvajal             30,000            $    0.95           July 4, 2007
Marco Rubinos              20,000            $    0.95           July 4, 2007
Eric Kinnan                40,000            $    0.95           July 4, 2007
Kelly Samuels      a)      30,000            $    0.95           July 4, 2007
  Guy Saco         a)      30,000            $    0.95           July 4, 2007
Greg Duncan                30,000            $    0.95           July 4, 2007
Edward Griffith            20,000            $    0.95           July 4, 2007
Hai Le                     30,000            $    0.95           July 4, 2007
                        1,670,000

a) Expired in period      (60,000)

Total granted to
 September 30, 2002     1,610,000

Stock options granted in December 2002:

John Thomas                50,000            $    0.50        December 13, 2007

Total granted to
 December 31, 2002      1,660,000

                             VANNESSA VENTURES LTD.
                                  SCHEDULE "C"
                    INTERIM MANAGEMENT DISCUSSION & ANALYSIS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 2002

This interim Management Discussion and Analysis ("MD&A") updates the annual 2002 MD&A in terms of any significant changes in Vannessa's business and analyses the results of operations for the three months ended December 31, 2002. All monetary amounts are in CDN dollars, except where otherwise indicated. OPERATIONS REVIEW Cerro Crucitas, Costa Rica

SETENA, the ministry of environment and energy's technical branch charged with evaluating the Cerro Crucitas Environmental Impact Study (EIS), has completed its review. SETENA's findings are currently before the permit review board that will determine whether Vannessa's EIS should be accepted as filed or if deficiencies exist. In the event that deficiencies exist, Vannessa will have an opportunity to amend its study. Approval of the EIS will allow the Company to proceed with its plan to mine the near-surface gold-bearing sapprolite projected at 80,000 - 100,000 ounces a year at an all in cost of approximately US$160/oz.

Maple Creek Mine, Guyana

The Potaro alluvial diamond property consists of two distinct deposits (the historically known Maple Creek channel and the newly discovered, wider channel running parallel to Maple Creek). Current excavations from the wider channel are, as of today, inconclusive. However, a parcel of approx. 75 carats of diamonds has been forwarded to the company's joint venture partner for cutting and polishing to establish "added value" evaluation since the Company will, in the future, participate in the profits from the marketing of the stones. In the meantime, exploration (including some limited drilling) will continue to search for richer pay zones along a number of gabbro-norite dykes on the property, which seem to create concentrate in depressions filled with large clastes-conglomerates and breccias.

Marudi Mountain, Guyana

At Marudi Mountain, Vannessa is upgrading the roads leading to the project site so heavy equipment can be transported there more easily. The company's objective is to develop the saprolite potential while at the same time increasing the current hard-rock resources. Bulk testing cannot begin until the road upgrade (including bridges) has been completed. Current estimates for completion are May 2003.
Las Cristinas, Venezuela

Vannessa Ventures Ltd. was advised by its subsidiary in Venezuela, Minera Las Cristinas C.A. (MINCA), that the Venezuelan Supreme Court formally notified the Venezuelan State Attorney's office of its decision to hear two legal actions in connection with the Las Cristinas title dispute. The two actions are:

1. MINCA's challenge to the CVG's authority to unilaterally cancel the CVG / MINCA contract. 2. MINCA's nullity action (based on constitutional grounds) against the Presidential decree 1757, which converted Las Cristinas into a National Reserve.

MINCA's legal counsel has indicated that this step clears the way for the Supreme Court to deliberate and rule on the cases.

In addition to the above cases, MINCA is defending its rights to the Las Cristinas project in other legal actions which are still pending and which deal with the Company's right to arbitration, the cancellation of concession rights, the revoking of copper rights, and legal action against the Directors representing the CVG on MINCA's board for neglecting their duties with respect to the Joint-Venture Company's interest in the Las Cristinas project and its day to day operation.

Subsequent to the quarter, court proceedings against CVG for contractual non-compliance have been admitted for hearing by the Supreme Court. The case will deal with CVG's actions as a shareholder of MINCA and its obstruction of MINCA's attempts at advancing the project.

The actions listed above are steps taken by the company to assert its legal rights over Las Cristinas. Vannessa continues to use all available resources at its disposal to protect its rights to the Las Cristinas deposit.


EXPLORATION EXPENDITURES

Costa Rica:

During the quarter, the Company spent $379,293 to explore, develop and maintain its concessions. $38,850 was for environmental mining plan license, $48,022 for field office administration, $30,701 for camp and supplies. The balance of the expenditures was for travel, taxes, geological consulting and miscellaneous.

Brazil:

During the quarter, the Company expensed $36,608 on its properties in Brazil of which depreciation of equipment amounted to $29,695 and $6,913 for field office administration. These expenditures were subsequently written off as impairment charges.

Guyana:

During the quarter, the Company spent $307,510 on maintaining and continuing development of the Maple Creek mine including $21,679 on depreciation. $3,052 was spent on machinery.

During the quarter, expenditures on the Potaro concessions totaled $71,635, on Marudi Mountain $65,153, and $18,830 for South Guyana Concessions. See Schedule B: Supplementary Information for a complete breakdown of expenditures on these properties.

Venezuela:

During the quarter, the Company spent a total of $116,275 on its La Fe, Urban and Kilometre 88 Properties. $70,973 was spent on field office administration, $22,215 on camp and security and the rest on rentals, transportation and travel, and miscellaneous. The Company recognized an impairment charge to these properties and wrote off the $116,275 expenditures on these three properties.

RELATED PARTY TRANSACTIONS

During the quarter ended December 31, 2002, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses totaling $82,764 from companies in which two directors have an interest. $28,000 for the payment of the services of the President, $23,400 for the Chief Operations Officer, and $31,364 on accommodation, travel and project administration in Central and South America.

INVESTOR RELATIONS

During the quarter, the Company had no investor relations expenses. Effective July 1, 2002, all existing investor relations contracts expired and were not renewed.

EARNINGS (LOSS) AND CASHFLOWS

Vannessa's loss for the third quarter ended December 31, 2002, in accordance with generally accepted accounting principles, were $977,647 or $0.019 per share. This compares with a loss of $498,484 or $0.011 per share for the corresponding period in the previous year.

LIQUIDITY AND CAPITAL RESOURCES

Vannessa's cash position decreased from $2,016,328 at September 30, 2002 to $1,241,483 as at December 31, 2002. Working capital was $390,303 as at December 31, 2002.

                             Vannessa Ventures Ltd.
                       Suite 1710, 1040 West Georgia St.
                                 Vancouver, BC
                                    V6E 4H1

                                February 28, 2003

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sir or Madam:

Subject:

We confirm that the following material was sent via prepaid mail on February 28, 2003 to the supplemental mail list of the Vannessa Ventures Ltd.:

     Third Quarter Report for the 3 months ended December 31, 2002.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

"Mark Peschke"
---------------------
Mark Peschke
Office Manager
Vannessa Ventures Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      VANNESSA VENTURES LTD.

       Manfred Peschke
       -------------------------
  By:  Manfred Peschke
       President & C.E.O.

Date: February 28, 2003